UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

520 West Erie Street Chicago, Illinois 60054
(Full mailing address of principal executive offices)

312-750-0900
(Issuer’s telephone number, including area code)

In this Semi-Annual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company and references to our “Member” refer to Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Trilogy Multifamily Income & Growth Holdings I, LLC contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

 General

Trilogy Multifamily Income & Growth Holdings I, LLC was formed on June 15, 2020 to acquire existing multifamily properties. Our Company is solely managed by Trilogy Multifamily Income & Growth Holdings I Manager, LLC, or our manager, which is wholly owned by Trilogy Multifamily Income & Growth Partners, LLC, or I&G Partners. Our manager is the sole member of our Company and I&G Partners is the sole member of our manager. Our manager has entered into a Management and Advisory Agreement with Trilogy Real Estate Group, LLC, or Trilogy, an affiliate of I&G Partners, whereby Trilogy manages the assets of our Company and may provide other services such as property management, construction management and other advisory services. Trilogy was formed in September 2008 under the laws of Delaware and acts as the asset manager and sponsor for all Trilogy affiliate entities including our Company. I&G Partners and Trilogy are affiliated with and controlled by Neil Gehani, Trilogy's Chief Executive Officer.

We filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or the “SEC,” on October 2, 2020, for the offering of Income & Growth bonds, or the “Bonds,” which offering statement was qualified by the SEC on February 24, 2021.  We ceased offering Bonds on February 24, 2022.  As of the termination of our offering, we had sold 20,448 Bonds for $16,980,551 in net proceeds.

On December 30, 2021, we, through our wholly owned subsidiary TF Noca Blu, LLC, acquired a 138-unit multifamily property located in Chicago, IL commonly referred to as Noca Blu, or the “Noca Blu Property,” from Logan Square Owner, LLC, an unaffiliated seller. The Noca Blu Property is a 138-unit multifamily property consisting of one building on 0.7 acres of land located at 2340 N California Avenue, Chicago, IL 60647. The Noca Blu Property has high-end amenities including a fitness center, lounge, two outdoor spaces, including one on the roof of the building, and has 44 total parking spaces.

The Noca Blu Property includes studio, one-bedroom and two-bedroom units with an average of 631 square feet per unit. The Noca Blu Property is rented pursuant to a standard residential lease with a typical lease term of one year. We have contracted with Trilogy Residential Management, LLC, an affiliate of our sponsor, to manage the Noca Blu Property on a day-to-day basis. The property manager receives 4% of gross collections per month as compensation for such management services.  As of June 30, 2024, the Noca Blu Property’s units were 94.92% occupied with an average monthly rent per unit of $2,010. The Noca Blu Property also includes 8,826 square feet of commercial retail space which was 100% leased in the aggregate to South Loop Market, Akahoshi Ramen and Blooming Smiles Dental as of June 30, 2024.

The purchase price for the Noca Blu Property was $37,500,000, subject to customary adjustments and prorations. Of the total purchase price, an aggregate of $27,600,000 was funded by seven unsecured promissory notes, or the “Related-party Notes,” provided by the following affiliates of our manager, Trilogy Legacy Fund, L.P., Trilogy Legacy Fund II, L.P., Trilogy Multifamily Fund II, L.P. (“Fund II”), Trilogy Multifamily Fund III, L.P. (“Fund III”), Trilogy Multifamily Fund IV, L.P., Trilogy Multifamily Fund V, L.P. (“Fund V”) and Trilogy Opportunity Zone Fund II, L.P., or the “Lenders”. The Lenders are entities managed by the same individuals as our manager. The Related-party Notes had maturity dates of June 30, 2023 which were extended to June 30, 2024 and bore interest at a rate of 7.0% per annum beginning on June 1, 2022. The Related-party Notes permitted prepayment at any time upon payment of all outstanding principal and any accrued but unpaid interest plus payment of a Bridge Fee. The “Bridge Fee” is an amount equal to 4.0% of the original principal amount of the applicable Related-party Note.  We used $10,672,567 of the net proceeds received from the Bond offering to date in order to fund the remaining portion of the purchase costs of the Noca Blu Property, which amount included $9,900,000 for the payment of the purchase price, an acquisition fee of 1% of the purchase price ($375,000) paid to our manager, and other closing costs.

2

On February 28, 2023, TF Noca Blu executed a Multifamily Loan and Security Agreement (the “Loan Agreement”) pursuant to which CBRE Capital Markets, Inc., a Texas Corporation, or the NB Lender, provided a $19,110,000 senior secured loan, or the NB Loan, to TF Noca Blu.  The NB Loan is secured by the Noca Blu Property.  The NB Loan is interest-only and carries an interest rate of five and eighty-one hundredths’ percent (5.81%). The NB Loan will mature, and is payable, on March 1, 2030, or the NB Maturity Date. TF Noca Blu may prepay the NB Loan in full at any time provided that, TF Noca Blu must pay a prepayment charge in connection with any prepayment, as described in the promissory note for the NB Loan. There is no prepayment charge during the “Window Period,” which is the three-calendar-month period prior to the NB Maturity Date.

The Company contributed an additional $1,630,000 into TF Noca Blu in January 2023 to pay off the Related-party Note due to Fund V together with accrued interest and fees thereon. The proceeds of the NB Loan were used to repay any amounts remaining due under the respective Related-party Notes as of February 28, 2023.  Fund II and Fund III contributed amounts due under the Related-party Notes to TF Noca Blu as of February 28, 2023, pursuant to a note contribution agreement.  Additionally, Fund III agreed to contribute additional cash capital of $4,411,644 to TF Noca Blu as of February 28, 2023. In October 2023, Fund III contributed cash capital to TF Noca Blu in the amount of $650,000. As of June 30, 2024, $3,400,000 of Fund III’s agreed contribution remains unfunded to TF Noca Blu.

The proceeds of the NB Loan were used to repay any amounts remaining due under the Related-party Notes as of February 28, 2023, other than the Related-party Notes due to Fund II and Fund III.  The amounts due under the Related-party Notes in favor of Fund II and Fund III have been contributed by Fund II and Fund III as capital to the TF Noca Blu as of February 28, 2023, pursuant to a note contribution agreement.  Additionally, Fund III agreed to contribute additional cash capital to TF Noca Blu as of February 28, 2023; however, Fund III has yet to make such capital contribution.  In addition, the Company contributed an additional $1,630,000 into TF Noca Blu in January 2023 to pay off the Related-party Note due to Fund V together with accrued interest and fees thereon.

As of February 28, 2023, TF Noca Blu became jointly owned by (i) the Company (Class A Member – 65.417%), (ii) Fund II (Class B Member – 30.260%) and (iii) Fund III (Class B Member – 4.323%).  The Company has made total capital contributions of $12,397,922 to TF Noca Blu.  The Company’s Class A membership interest in TF Noca Blu entitles the Company to a preferred return from both current cash flow and capital proceeds, ahead of distributions to the Class B Members, equal to the current interest then due on the entire outstanding principal amount of the Bonds.  The Company will receive all of the proceeds from a sale or other capital event related to the Noca Blu Property after the Class B Members have received the return of all of their capital contributions and a cumulative, non-compounding return of 7% on their capital contributions. As of June 30, 2024, the total cash capital contributions from the Class B Members equaled $7,565,781. As of June 30, 2024, TF Noca Blu was owned by (i) the Company (Class A Member - 62.10%), (ii) Fund II (Class B Member - 28.73%) and (iii) Fund III (Class B Member - 9.17%. The Company is the sole manager of TF Noca Blu.

We have ended our Bond offering and do not currently have plans to raise additional capital.  Resultingly, unless we raise additional capital in the future, we do not currently plan to acquire any additional assets.  We will continue to operate the Noca Blu Property.

I&G Partners, through our manager, controls all aspects of our Company. Our manager has delegated all day-to-day management responsibilities and investment decision making authority to Trilogy as our asset manager. I&G Partners, through our manager, has entered into a Management and Advisory Agreement with Trilogy whereby Trilogy will provide asset management services for our Company, and Trilogy shall be entitled to all fees that are payable to our manager by us as described in our Offering Statement. Trilogy is a Chicago, Illinois based private real estate investment firm that targets multifamily investments in select U.S. markets. Trilogy's management team provides years of experience in sourcing, acquiring and managing multifamily investments. Trilogy is led by its founder and Chief Executive Officer, Mr. Neil Gehani, who also controls I&G Partners, and, as a result, controls our manager and our Company.

We do not have any employees. We rely on the employees of Trilogy and its affiliates, as our asset manager, for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2024.

As of June 30, 2024, the Noca Blu Property was our sole operating asset.  For the six-months ended June 30, 2024, our total revenues from operations were $1,834,514.  Operating costs for the same period, including interest expense of $1,344,017 (including $508,700 of Bond interest expense), depreciation and amortization of $425,350, related party fees of $221,250, real estate operating expenses of $775,351 and general and administrative expenses of $143,794, amounted to $2,909,762.  Net loss for the period amounted to $1,311,559 after allocation to non-controlling interests.  The net loss is primarily the result of bond and mortgage interest expense, and depreciation and amortization.

Results of Operations - For the Six-months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

3

As of June 30, 2023, the Noca Blu Property was our sole operating asset.  For the six-months ended June 30, 2023, our total revenues from operations were $1,558,540.  Operating costs for the same period, including interest expense of $1,450,220 (including $505,874 of Bond interest expense), depreciation and amortization of $396,115, related party fees of $690,661, real estate operating expenses of $627,598 and general and administrative expenses of $179,201, amounted to $3,343,795.  Net loss for the period amounted to $1,888,906 after allocation to non-controlling interests.  The net loss is primarily the result of bond and mortgage interest expense, and bridge fees from the Related-party notes.

Liquidity and Capital Resources

We sold 20,448 Bonds for $16,980,551 in net proceeds in our Bond offering.  We have terminated our offering of Bonds and we have no current plans to raise additional capital. Our principal demands for cash will be improvement costs for the Noca Blu Property, the payment of our operating and administrative expenses, and all continuing debt service obligations, including the amount payable by the Company in principal and interest on the Bonds, or the Bond Service Obligations, and on the NB Loan.  The NB Loan has a loan-to-value ratio of 50.96% based upon original purchase price.

While we experienced negative cash flow for the six months ended June 30, 2024, we anticipate that as a result of continued improvement of operations and additional anticipated capital contributed by Fund III, adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations and the NB Loan interest expense. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the Noca Blu Property. Our ability to sell the Noca Blu Property, and any other asset we acquire in the future, is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations, we will have to seek other sources, such as borrowings.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of the Noca Blu Property and undistributed cash flow.  As discussed above, we refinanced the Noca Blu Property on February 28, 2023, and, resultingly, it is unlikely we would receive additional financing secured by the Noca Blu Property in the short or medium term. Note that, currently, we have not identified any additional source of financing, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Item 2.  Other Information

None.

4

Item 3. Financial Statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

Condensed Consolidated Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023

and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

5

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Balance Sheets
As of June 30, 2024 and December 31, 2023
	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Investment in real estate and improvements, at cost:
Land and improvements	$6,400,403	$6,400,403
Building and improvements	31,388,580	31,315,284
Total investment in real estate and improvements, at cost	37,788,983	37,715,687
Accumulated depreciation	(1,890,962)	(1,490,194)
Investment in real estate and improvements, net (See Note 3)	35,898,021	36,225,493
Cash and cash equivalents	1,013,864	1,146,998
Restricted cash	265,806	178,570
Accounts receivable	18,446	23,882
Other assets, net	398,471	401,277
Total assets	$37,594,608	$37,976,220

Liabilities, Member's Deficit and Non-Controlling Interests

Liabilities:
Bonds payable, net (See Note 6)	$19,031,363	$18,784,400
Mortgage note payable, net (See Note 7)	18,837,562	18,813,523
Bond interest payable (See Note 6)	42,392	42,392
Due to member	8,375	8,215
Other liabilities, net	594,705	533,875
Total liabilities	$38,514,397	$38,182,405
Commitments and contingencies (See Note 9)	—	—
Member's deficit and non-controlling interests:
Non-controlling interests	8,148,828	7,550,873
Member's deficit	(9,068,617)	(7,757,058)
Total member's deficit and non-controlling interests	(919,789)	(206,185)

Total liabilities, member's deficit and non-controlling interests	$37,594,608	$37,976,220

See accompanying notes to the condensed consolidated financial statements.

6

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2024 and 2023
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Revenues:
Rental income	$1,741,336	$1,468,040
Other income	93,178	90,500
Total revenues	1,834,514	1,558,540
Expenses:
Real estate operating	775,351	627,598
Depreciation and amortization	425,350	396,115
Interest	1,344,017	1,450,220
Related party fees (see Note 5)	221,250	690,661
General and administrative	143,794	179,201
Total expenses	$2,909,762	$3,343,795

Net loss	$(1,075,248)	$(1,785,255)
Allocation to non-controlling interests	236,311	103,651
Net loss attributable to Trilogy Multifamily Income & Growth Holdings I, LLC	$(1,311,559)	$(1,888,906)

See accompanying notes to the condensed consolidated financial statements.

7

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Statements of Changes in Member's Deficit and Non-Controlling Interests
For the six-month periods ended June 30, 2024 and 2023

	Member's Deficit	Non-Controlling Interests	Total Member's Deficit & Non-Controlling Interests
Member's Deficit January 1, 2023	$(4,603,821)	$—	$(4,603,821)
Conversion of notes payable to related parties to non-controlling interests (See Note 5)	—	6,554,137	6,554,137
Net income (loss)	(1,888,906)	103,651	$(1,785,255)
Member's Deficit June 30, 2023 (Unaudited)	(6,492,727)	6,657,788	165,061
Member's Deficit January 1, 2024	$(7,757,058)	$7,550,873	$(206,185)
Capital Contributions	—	361,644	361,644
Net income (loss)	(1,311,559)	236,311	(1,075,248)

Member's Deficit June 30, 2024 (Unaudited)	$(9,068,617)	$8,148,828	$(919,789)

See accompanying notes to the condensed consolidated financial statements.

8

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2024 and 2023
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,075,248)	$(1,785,255)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	400,768	371,533
Amortization of bond issuance costs	202,327	200,369
Amortization of bond discounts	44,636	44,361
Amortization of in-place leases	24,582	24,582
Amortization of deferred financing costs	24,039	16,026
Change in other operating assets and liabilities:
Accounts receivable	5,436	63,581
Other assets	(21,776)	34,284
Bond interest payable	—	(2,826)
Due to member	160	(4,275)
Other liabilities	60,830	(1,118,219)

Net cash used in operating activities	(334,246)	(2,155,839)

Cash flows from investing activities:
Investment in real estate and improvements	(73,296)	(147,099)
Net cash used in investing activities	(73,296)	(147,099)

Cash flows from financing activities:
Proceeds from mortgage note payable	—	19,110,000
Payment of deferred financing costs	—	(336,541)
Principal payments on notes payable to related parties	—	(21,600,000)
Non-controlling interest contribution	361,644	—

Net cash provided by (used in) financing activities	361,644	(2,826,541)

Net change in cash and cash equivalents and restricted cash	(45,898)	(5,129,479)
Cash and cash equivalents and restricted cash at beginning of period	1,325,568	6,506,411
Cash and cash equivalents and restricted cash at end of period	$1,279,670	$1,376,932

Supplemental disclosure of cash and noncash activity:
Cash paid for interest	$1,097,137	$1,115,792
Conversion of notes payable and accrued interest to related parties to non-controlling interests	$—	$6,554,137

See accompanying notes to the condensed consolidated financial statements.

9

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

(1) Organization and Business

Trilogy Multifamily Income & Growth Holdings I, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on June 15, 2020. The Limited Liability Company Agreement (the "Agreement") was executed on September 25, 2020. Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, is the manager and sole member of the Company (the "Member").

The Member has selected Trilogy Real Estate Group, LLC ("Trilogy"), a Delaware limited liability company, as the asset manager for the Company, and has entered into a Management and Advisory Agreement with Trilogy. Trilogy does not have an ownership interest in the Company; however, related party affiliates of Trilogy have a direct ownership interest in Trilogy Multifamily Income & Growth Partners, LLC ("Partners"). Partners is the sole member of the Member.

The Company was organized to identify, acquire, lease, manage, operate, reposition, enhance and ultimately dispose of investments made in multifamily residential properties in primary and secondary metropolitan markets throughout the United States.

On October 2, 2020, the Company filed an offering statement on Form 1-A with the Securities and Exchange Commissions ("SEC") for the offering of a maximum of $50 million of Bonds (the "Bonds"), which was qualified by the SEC on February 24, 2021 ("the Date of Qualification").

The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates. Each series of Bonds will be offered for a total of six months over a two year period beginning with Series A on the Date of Qualification and will mature in six month increments beginning with Series A on June 30, 2026 (See Note 6).

On February 24, 2022, the Company filed a post-qualification amendment on Form 1-A POS (the "Post-Qualification Amendment"). The Post-Qualification Amendment would, among other things, (i) increase the offering to a maximum of $75 million of Bonds, (ii) disclose the acquisition of a property and (iii) update the financial statements in accordance with Rule 252 (f)(2)(i) of Regulation A. The Post-Qualification Amendment has not been qualified by the SEC and the Company did not offer any new Bonds subsequent to February 24, 2022. The Company does not intend to seek qualification of its Post-Qualification Amendment in the future. The Company sold 20,448 Bonds in total for $20,448,000 in gross proceeds. Unless we raise additional capital in the future, the Company does not currently plan to acquire any additional assets.

On December 30, 2021, the Company, through its subsidiary TF Noca Blu, LLC (“TF Noca Blu”), acquired a 138-unit multifamily property located in Chicago, IL commonly referred to as Noca Blu (the “Noca Blu Property”) from Logan Square Owner, LLC, an unaffiliated seller. The Noca Blu Property is a 138-unit multifamily property located at 2340 N California Avenue, Chicago, Illinois 60647. At the time of the acquisition, TF Noca Blu was a wholly owned subsidiary of the Company. The purchase price for the Noca Blu Property was $37,500,000, subject to customary adjustments and prorations. Of the total purchase price, an aggregate of $27,600,000 was funded by seven unsecured promissory notes (the “Related-party Notes”) provided by the following affiliates of our Manager: Trilogy Legacy Fund, L.P., Trilogy Legacy Fund II, L.P., Trilogy Multifamily Fund II, L.P. (“Fund II”), Trilogy Multifamily Fund III, L.P. (“Fund III”), Trilogy Multifamily Fund IV, L.P., Trilogy Multifamily Fund V, L.P. (“Fund V”) and Trilogy Opportunity Zone Fund II, L.P. (collectively, the “Lenders”). The Lenders are entities managed by the same individuals as our Manager. The Related-party Notes had maturity dates of June 30, 2023 which were extended to June 30, 2024 and bore interest at a rate of 7.0% per annum beginning on June 1, 2022.

On February 28, 2023, the Company converted $6,000,000 of the outstanding Related-party Notes and $314,137 of accrued interest and $240,000 of accrued bridge fees with Fund II and Fund III in exchange for equity in TF Noca Blu. On this same date, Fund III also committed an additional $4,411,644 of cash in exchange for equity in TF Noca Blu, of which $3,400,000 and $3,761,644 is outstanding as of June 30, 2024 and December 31, 2023, respectively. As of February 28, 2023, TF Noca Blu became jointly owned by (i) the Company (Class A Member - 65.417%), (ii) Fund II (Class B Member - 30.260%) and (iii) Fund III (Class B Member - 4.323%). The Class B Members’ are entitled to non-compounding, simple interest on any unreturned capital at a rate of 7.00% per annum until the unreturned capital is paid to the Class B Member. The Class B Members' interest is reported as non-controlling interest with the condensed consolidated financial statements.

10

As of December 31, 2023, TF Noca Blu was owned by (i) the Company (Class A Member - 63.25%), (ii) Fund II (Class B Member - 29.26%) and (iii) Fund III (Class B Member - 7.50%), due to a $650,000 additional cash contribution from Fund III during the year ended December 31, 2023.

As of June 30, 2024, TF Noca Blu was owned by (i) the Company (Class A Member - 62.10%), (ii) Fund II (Class B Member - 28.73%) and (iii) Fund III (Class B Member - 9.17%), due to $361,644 additional cash contributions from Fund III during the sixth-month period ended June 30, 2024. See Note 5 for further information.

(2) Summary of Significant Accounting Policies and Practices

(a) Basis of Presentation

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and in accordance with the instructions to Form 1-SA and Regulation S-X. As permitted under these rules, certain footnotes or other financial information that are normally required by GAAP may be condensed or omitted. The financial information is unaudited but reflects normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results for the six-month period ended June 30, 2024 are not necessarily indicative of the results expected for the year ending December 31, 2024 or any future periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2023 included in the Company's Annual Report on Form 1-K filed with the SEC on April 29, 2024.

The Company has entered into a joint venture relationship with related parties. For this venture in which the Company has control over decision making, the underlying accounts are consolidated into the Company's condensed consolidated financial statements with the related party's net share, as determined in accordance with the venture documents, reflected as non-controlling interest.

The Company’s joint venture arrangement is considered a variable interest entity (“VIE”) because the non-controlling interests do not have unilateral kick-out or substantive participating rights. As of June 30, 2024, the total assets and total liabilities of the Company’s consolidated VIE is $36,823,416 and $21,379,662, respectively. As of December 31, 2023, the total assets and total liabilities of the Company’s consolidated VIE was $37,183,112 and $21,294,931, respectively.

(b) Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

(c) Risks and Uncertainties

The accompanying condensed consolidated financial statements are prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company experienced negative cash flows from operating activities for the sixth-month period ended June 30, 2024 and has projected future cash flow losses. The Company's ability to finance its future operations is subject to some uncertainties, and the Company's ability to generate future cash flows is dependent on the Noca Blu investment property, which includes its ability to attract and retain tenants, the economics and business environment, or future proceeds from the sale of the investment.

The Company is currently evaluating various options for its future cash flow needs. In response to these conditions, as discussed within Note 3, the Company will call on available unfunded capital commitments from Fund III to TF Noca Blu. These capital commitments represent a legal obligation and management believes these amounts are sufficient to fund future operating and administrative expenses, including all continuing debt service obligations throughout the twelve months from the date these condensed consolidated financial statements are issued.

11

The Company's business and operations are sensitive to general business and economic conditions, including any related local, state, and federal government policy decisions. Factors beyond the Company's control could cause fluctuations in these conditions, including ongoing geopolitical tension, volatility in interest rates and Federal Reserve policy, access to financial markets, and changes to Regulation A Tier 2 requirements. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's condensed consolidated financial condition, results of operations, and its cash flows.

(d) Investments in Real Estate and Improvements

Investments in real estate and improvements are carried at depreciated cost, net of any reduction for impairment. Expenditures for ordinary repairs and maintenance are expensed as incurred. Significant renovations and improvements, which improve or extend the useful life of the assets, are capitalized.

In accordance with the Accounting Standards Codification (“ASC”) 805, Business Combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the asset or set of assets is not a business. The sole real estate investment that has been acquired as of June 30, 2024 has been accounted for as an asset acquisition.

Upon acquisition of a rental property that is accounted for as an asset acquisition, the Company allocates the purchase price, including the associated transaction costs, of each acquired investment property based upon the relative fair value of the individual assets acquired and liabilities assumed, which generally include tangible assets, consisting of land, furniture, fixtures and equipment, site improvements, buildings, and identified intangible assets and liabilities, generally consisting of in-place leases and above-and-below-market leases. In estimating fair value of the tangible and intangible assets and liabilities acquired, the Company considers information obtained about the property as a result of its due diligence and marketing and leasing activities, and utilizes appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The purchase price of the Noca Blu Property, including associated transaction costs, was allocated to assets acquired and liabilities assumed based on their relative fair values as of December 30, 2021 (Acquisition Date as defined in Note 3), and are summarized below:

Land and improvements	$6,396,164
Building and improvements	30,616,292
Other assets	1,536,986
Total assets acquired	$38,549,442

Other liabilities	$182,000
Total liabilities assumed	$182,000

Net assets acquired	$38,367,442

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Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows:

Building and improvements	40 - 50 years
Site improvements	15 - 20 years
Furniture, fixtures, and equipment	5 - 10 years

In-place leases are recorded in other assets on the condensed consolidated balance sheets and are amortized to depreciation and amortization expense over the term of the lease. Below-market leases are recorded in other liabilities on the condensed  consolidated balance sheets and are amortized to rental income over the term of the lease.

Intangible assets and liabilities as of June 30, 2024 and December 31, 2023 are as follows:

Intangible Assets	June 30, 2024	December 31, 2023	Useful Life	Weighted Average Useful Life
In-Place Lease (Retail)	475,886	475,886	8	8
Accumulated amortization	(190,455)	(165,873)	8	8
Intangible assets, net	285,431	310,013

Intangible Liabilities
Below-Market Lease	182,000	182,000	8	8
Accumulated amortization	(87,194)	(78,969)	8	8
Intangible liabilities, net	94,806	103,031

The following table presents the amortization during the next five years and thereafter related to the Company's in-place and below market leases as of June 30, 2024:

	In-Place Lease (Retail)	Below-Market Lease
Years ending December 31, 2024 (remaining)	$24,582	$8,243
2025	49,164	16,485
2026	49,164	16,485
2027	49,164	16,485
2028	49,164	16,485
Thereafter	64,193	20,623
	$285,431	$94,806

Management routinely reviews its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate investment may not be recoverable. The cash flow estimates used both for estimating fair value and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in rental, occupancy and capitalization rates, operating expenses and the estimated holding period for the asset. If an indicator of potential impairment exists, the asset is tested for impairment by comparing its carrying value to the estimated future undiscounted cash flows. A real estate asset is considered to be impaired, for financial accounting purposes, when its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the asset. If an investment in real estate and improvements is determined to be impaired, the Company recognizes an impairment charge in the amount of the excess of its carrying amount over its estimated fair value. For the six-month periods ended June 30, 2024 and 2023, the Company recorded no asset impairment charges.

Assets are classified as held for sale if a disposal plan is in place, actions to achieve the sale have been initiated, a sale is probable and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Sales of the Company’s investment in real estate and improvements take a significant time to consummate, and many changes in the terms and timing are typical in the process. Accordingly, management does not classify assets as held for sale until a contract is pending, closing is scheduled and the probability of significant changes in terms or timing is insignificant. No investments in real estate and improvements were classified as held for sale as of June 30, 2024 or December 31, 2023.

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(e) Cash and Cash Equivalents and Restricted Cash

Cash consists of amounts the Company has on deposit with a major commercial financial institution. Cash equivalents include short term investments, stated at cost plus interest, which approximates fair value, with an original maturity of less than 90 days. Restricted cash represents cash held in escrow by CBRE Loan Services and security deposits held in escrow by J.P. Morgan Bank as escrow agents.

Cash may, at times, exceed the Federal Deposit Insurance Corporation deposit insurance limit and the Company mitigates credit risk by placing cash with major financial institutions.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated statements of cash flows:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$1,013,864	$1,146,998
Restricted cash	265,806	178,570
Total cash and cash equivalents and restricted cash	$1,279,670	$1,325,568

(f) Other Assets

Other assets consist of prepaid expenses and in-place leases.

(g) Bonds Payable

Bonds payable are held at cost and represent the Company's liability to each of the respective bondholders. The Bond interest will be expensed on an accrual basis.

Bond issuance costs are capitalized to bonds payable, net on the condensed consolidated balance sheets and are amortized over the life of the respective Bond series to bond interest expense on the condensed consolidated statements of operations.

The price per Bond is $1,000 with volume discounts at varying thresholds, as outlined in the table below and subject to management discretion, based on the number of bonds acquired at closing. Bond discounts are capitalized to bonds payable, net on the condensed consolidated balance sheets and are amortized over the life of the respective Bond series to bond interest expense on the condensed consolidated statements of operations.

Bondholders may request redemptions with the redemption price equal to $850 per bond if redeemed before the first anniversary of the last issuance date of the applicable series of Bonds, $875 per bond if redeemed after the first anniversary but before the second anniversary, and $900 per bond if redeemed after the second anniversary. Redemptions are to be satisfied within 120 days from the date of written request and are limited to 3.5% of the aggregate principal of outstanding Bonds.

Brokerage Volume Pricing		Net Asset Value Volume Pricing
Price Per Bond	Number of Bonds Purchased	Price Per Bond	Number of Bonds Purchased
$1,000	0-49	$940	0-49
$990	50-149	$930.6	50-149
$980	150-249	$921.2	150-249
$970	250+	$911.8	250+

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(h) Mortgage Note Payable and Deferred Financing Costs

Mortgage note payable is recorded at cost.

Deferred financing costs associated with obtaining the mortgage note payable have been capitalized within mortgage notes payable, net and are being amortized over the term of the loan on a method which approximates a level yield.

(i) Notes Payable To Related Parties

On December 30, 2021, the Company entered into promissory notes (the Notes) with related parties for the purpose of providing bridge financing for the purchase of TF Noca Blu, LLC. The Related-party Notes are recorded at cost within the condensed consolidated balance sheets. As of June 30, 2024, all of the Related-party Notes have been either paid down or settled (See Note 5).

(j) Other Liabilities

Other liabilities consist of accounts payable, interest payable, accrued expenses, security deposits, below-market leases, prepaid rent, and unearned income.

(k) Revenue Recognition

The majority of the Company's revenue is lease revenue derived from its investment in real estate and improvements, which is accounted for under Accounting Standards Codification (ASC) 842, Leases, (“ASC 842”) and generally recognized on an accrual basis when earned in accordance with the terms of the underlying resident and tenant lease agreements over the related lease term. Rental revenues for lease terms greater than one year are recorded on a straight-line method over the lease term.

The Company has elected to combine its lease (right to use an underlying asset) and non-lease components (transfer of a good or service that is not a lease, such as common area maintenance services) and account for them as a combined lease component in accordance with ASC 842. These amounts are reported as rental income within the accompanying condensed consolidated statements of operations.

(l) Expense Recognition

Expenses are recognized when incurred.

Initial organizational and offering expenses of the Company have been paid by Trilogy or the Member. The Company will reimburse Trilogy or the Member by paying an organizational and offering fee, which is further described in Note 5. To the extent that the actual organizational and offering expenses exceed the maximum organizational and offering fee amount, Trilogy or the Member will pay such amounts without additional reimbursement from the Company. For the six-month periods ended June 30, 2024 and 2023, the Company has paid Trilogy $0.

(m) Income Taxes

No provision for federal income taxes has been made in the accompanying condensed consolidated financial statements as the liability for such tax is that of the Member. In certain instances, the Company may be subject to certain state and local taxes depending on the location and jurisdiction of any real estate investments acquired by the Company.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurements are reflected in the period in which the change in judgment occurs. As of June 30, 2024 and 2023, the Company had no material unrecognized tax benefits.

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(3) Investment in Real Estate and Improvements

Investment property held by the Company as of June 30, 2024 is as follows:

Entity Name	Property Name	Investment Type	Location	Size Characteristics (Unaudited)	Acquisition Date	Purchase Price

TF Noca Blu, LLC	Noca Blu	Multifamily	Chicago, IL	138-unit	12/30/2021	$37,500,000

 The following table summarizes the carrying amount for the Company's investment in real estate and improvements as of the following periods:

	June 30, 2024	December 31, 2023

Land	$5,685,479	$5,685,479
Depreciable property:
Land improvements	714,924	714,924
Building and improvements	30,322,245	30,305,326
Unit improvements	1,066,335	1,009,958
Investment in real estate and improvements, at cost	37,788,983	37,715,687
Accumulated depreciation	(1,890,962)	(1,490,194)
Investment in real estate and improvements, net	$35,898,021	$36,225,493

(4) Member's Deficit

During the six-month periods ended June 30, 2024 and 2023, the Member made no capital contributions. The Member may, but is not required to, make additional capital contributions. There have been no additional capital contributions from the Member or distributions to the Member.

The Member is the sole owner of the Company and will be allocated all Company profits and losses in accordance with the Agreement.

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(5) Related-Party Transactions

The following fees will be payable to the Member as compensation from the Company:

•

Acquisition Fee: The Member shall be entitled to an acquisition fee equal to up to one percent (1.0%) of the purchase price of any investment property purchased by the Company. The acquisition fees paid by the Company are capitalized as part of the investment in real estate in the accompanying condensed consolidated balance sheets.

•

Asset Management Fee: The Member shall be entitled to an annual asset management fee of up to one and one half percent (1.5%) of the total capital raised by the Company in any bond offering, paid quarterly, in advance. The asset management fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying condensed consolidated statements of operations.

•

Construction Management Fee: The Member shall be entitled to a construction management fee equal to five percent (5.0%) of the aggregate cost of any construction, renovation, improvements, or similar costs incurred on the Company’s investment property. The construction management fees paid by the Company are capitalized when incurred and are included in building and improvements in the accompanying condensed consolidated balance sheets.

•	Disposition Fee: The Member shall be entitled to a disposition fee of up to one percent (1.0%) of the gross sales price of any investment property disposed by the Company.

•

Financing Fee: The Member shall be entitled to a financing fee equal to up to one half percent (0.5%) of the principal amount of debt used to finance the Company’s purchase or refinance of investment property. The financing fees paid by the Company are capitalized as deferred financing costs and presented net of mortgage note payable in the accompanying condensed consolidated balance sheets.

•

Property Management Fee: The Member shall be entitled to an annual property management fee of up to four percent (4.0%) of the monthly gross income generated from the Company’s investment property, paid monthly, in arrears. The property management fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying condensed consolidated statements of operations.

•

Organizational and Offering Fee: The Member shall be entitled to organizational and offering fees, calculated and payable at every closing. The organizational and offering fee is calculated as 0.67% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders. The organizational and offering fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying condensed consolidated statements of operations.

•

Promotional Fee: The Member shall be entitled to promotional fees, calculated and payable at every bond closing. The promotional fee is calculated as 1.88% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders. The promotional fees paid by the Company are capitalized when incurred and are included in bonds payable, net in the accompanying condensed consolidated balance sheets.

The following table summarizes the compensation received by the Member for the following periods:

	For the six-month period ended June 30, 2024	For the six-month period ended June 30, 2023
Asset management fees	$149,823	$149,823
Construction management fee	5,305	5,589
Property management fee	71,427	67,696
Financing Fees	—	95,550
Total	$226,555	$318,658

The Member has agreed to pay all the fees outlined above to Trilogy as compensation under the Management and Advisory Agreement whereby Trilogy will manage the assets of the Company and provide other advisory services as needed.

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The Company shall reimburse the Member for all out of pocket or third-party expenses incurred and paid by it in the conduct of the Company’s business. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the Member of profit, loss, or capital of the Company.

As stated in Note 2, the Company entered into promissory notes with related parties for the purpose of providing bridge financing for the purchase of TF Noca Blu. The Related-party Notes were due on June 30, 2024. The Related-party Notes have a bridge fee of 4.0% and interest is accrued at 7.0% per annum beginning on June 1, 2022. Interest shall be paid in full on all amounts due under these notes on the maturity date. On January 31, 2023, the Company repaid $1,500,000 of the outstanding Related-party Notes and associated accrued interest and bridge fees in the amounts of $70,479 and $60,000, respectively. On February 28, 2023, the Company repaid $20,100,000 of the outstanding Related-party Notes and associated accrued interest and bridge fees in the amounts of $1,052,359 and $804,000, respectively. On February 28, 2023, the Company settled $6,000,000 of the outstanding Related-party Notes and $314,137 of accrued interest and $240,000 of accrued bridge fees with Fund II and Fund III in exchange for equity in TF Noca Blu (See Note 1).

As of June 30, 2024 and December 31, 2023, there was no amount outstanding on the Related-party Notes.

For the sixth-month periods ended June 30, 2024 and June 30, 2023, the Company incurred bridge fee expense of $0 and $473,143, respectively, which is recorded in related party fees in the condensed consolidated statements of operations. For the sixth-month periods ended June 30, 2024 and June 30, 2023, the Company incurred interest expense related to the Related-party Notes of $0 and $304,241, respectively, which is recorded in interest expense in the condensed consolidated statements of operations.

(6) Bonds Payable

As of June 30, 2024 and December 31, 2023, the Company has issued 1,701 Series A Bonds for the face value of the Bonds of $1,701,000 less volume discounts of $19,450. The maturity date of Series A Bonds will be June 30, 2026.

As of June 30, 2024 and December 31, 2023, the Company has issued 12,848 Series B Bonds for the face value of the Bonds of $12,848,000 less volume discounts of $269,092. As of June 30, 2024 and December 31, 2023, there have been $100,000 of Series B bond redemptions. The maturity date of Series B Bonds will be December 31, 2026.

As of June 30, 2024 and December 31, 2023, the Company has issued 5,899 Series C Bonds, respectively, resulting for the face value of the Bonds of $5,899,000 less volume discounts of $183,090. The maturity date of Series C Bonds will be June 30, 2027.

The Bonds will bear interest at a fixed rate of 5.0% per annum with contingent interest up to an additional 5.0% per annum to be paid upon the maturity date of the Bonds. The contingent interest payments will be funded by the Company’s Adjusted Net Income, as defined in the bond agreements, and the Company will establish a sinking fund to reserve funds for the contingent interest payments. As of June 30, 2024, the sinking fund has not been established. The sinking fund will be funded with 60% of the issuer's net income, after adding back depreciation and amortization and deducting capital expenditures, all calculated in accordance with GAAP on a quarterly basis. The Company's obligation to pay the contingent interest payments on the Bonds is limited to solely the cash available in the sinking fund which may amount to contingent interest payments of less than 5% per annum or no contingent interest payment at all. As of June 30, 2024 and December 31, 2023, the Company has accrued no contingent interest.

The Bonds are unsecured obligations of the Company. The Company has incurred bond issuance costs from the Bond offerings. The Company capitalizes and amortizes the costs through the maturity date of each Bond payable as applicable. As of June 30, 2024 and December 31, 2023, there has been $2,157,041 of bond issuance costs and $471,632 of bond discounts incurred by the Company. During the six-month periods ended June 30, 2024 and 2023, the Company has amortized $246,963 and $244,730, respectively, to bond interest expense within the condensed consolidated statement of operations.

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Bonds payable are comprised of the following:

	June 30, 2024	December 31, 2023
Series A bonds payable	$1,701,000	$1,701,000
Series B bonds payable	12,748,000	12,748,000
Series C bonds payable	5,899,000	5,899,000
Bond volume discounts, net	(239,187)	(283,823)
Bond issuance costs, net	(1,077,450)	(1,279,777)
Total bonds payable, net	$19,031,363	$18,784,400

The Company executes monthly interest payments to the bondholders at a rate of 5.0% per annum. For the six-month periods ended June 30, 2024 and 2023, the Company has recorded $508,700 and $505,874 as bond interest expense, which is included in interest expense on the condensed consolidated statements of operations. As of June 30, 2024 and December 31, 2023, bond interest payable is $42,392.

In accordance with the Series A, Series B, and Series C Offering Documents and Indenture, a Bond Service Reserve account was established with the Company's trustee, UMB Bank. In accordance with the agreement, the Company kept 3.5% of gross offering proceeds with the trustee which was required until the Company completed its first property acquisition. On March 21, 2023, a request to release the full $699,173 bond service reserve in connection with the bond offering was completed, per Section 4.10 of the Indenture. The funds were released on March 24, 2023.

Future maturities for the years ended December 31 are as follows:

Years Ended December 31:	Series A	Series B	Series C
2024	—	—	—
2025	—	—	—
2026	1,701,000	12,748,000	—
2027	—	—	5,899,000
Total	1,701,000	12,748,000	5,899,000

(7) Mortgage Note Payable

On February 28, 2023, the Company entered into a mortgage note of $19,110,000 with CBRE Capital Markets, Inc. The mortgage note has a fixed interest rate of 5.81% and matures on March 1, 2030. The mortgage note is collateralized by the Noca Blu property.

(8) Future Minimum Rental Revenue

The Company’s investment in real estate leases retail space to tenants under non-cancelable operating leases with varying lease terms. The future minimum rents under non-cancelable leases having an original term of more than one year in effect as of June 30, 2024, are as follows:

Years ending December 31, 2024 (remaining)	$127,412
2025	260,250
2026	266,654
2027	273,238
2028	279,996
Thereafter	591,222
$1,798,772

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(9) Commitments and Contingencies

In the normal course of business, the Company may be involved in legal actions related to the development, ownership, and operations of the investments in real estate and improvements. In management’s opinion, the liabilities, if any, at June 30, 2024 and December 31, 2023, that may ultimately result from such legal actions are not expected to have a material impact on the Company’s condensed consolidated financial position, results of operations, or liquidity.

The Company is dependent on Trilogy and its affiliates to manage Company operations and acquire and manage the future portfolio of real estate assets. The Member, which is owned by affiliates of Trilogy, makes all decisions with respect to the management of the Company. The Member depends upon the fees and other compensation that it receives from the Company in connection with the purchase, management and sale of properties to conduct its operations. Any adverse changes in the financial condition of Trilogy or the Company's relationship with Trilogy could hinder its ability to successfully manage Company operations and the Company's portfolio of investments.

(10) Subsequent Events

The condensed consolidated financial statements were approved by management and available for issuance on September 27, 2024. Subsequent events have been evaluated through this date.

On July 11, 2024, Fund III made a cash contribution of $100,000 to TF Noca Blu.

On July 19, 2024, a bond redemption of $45,000 was paid for Series A bond payable.

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Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Trilogy Multifamily & Growth Holdings I, LLC*

(2)(b)	Limited Liability Company Agreement of Trilogy Multifamily & Growth Holdings I, LLC*

(3)(a)	Form of Indenture between Trilogy Multifamily & Growth Holdings I, LLC and UMB Bank, N.A.*

(3)(b)	Form of Bond*

(6)(a)	Management and Advisory Agreement by and between Trilogy Multifamily Income & Growth Holdings I, LLC and Trilogy Real Estate Group, LLC*

(6)(b)	Purchase and Sale Agreement by and between TF Noca Blu, LLC and Logan Square Owner, LLC, dated as of December 30, 2021*

(6)(c)	Form of Promissory Note*

(6)(d)	Multifamily Loan and Security Agreement, dated as of February 28, 2023, by and between TF NoCa Blu, LLC and CBRE Capital Markets, Inc.*

6(e)	Promissory Note, dated as of February 28, 2023, issued by TF NoCa Blu, LLC in favor of CBRE Capital Markets, Inc.*

6(f)

Note Contribution Agreement, dated as of February 28, 2023, by and between TF NoCa Blu, LLC and Trilogy Multifamily Income & Growth Holdings I, LLC, Trilogy Multifamily fund II, LP and Trilogy Multifamily Fund III, LP*

6(g)	Amended and Restated Operating Agreement, dated as of February 28, 2023, of TF NoCa Blu, LLC*

 _____________

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy Multifamily Income & Growth Holdings I, LLC,

a Delaware limited liability company

By:	Trilogy Multifamily Income & Growth Holdings I Manager, LLC,
a Delaware limited liability company, Manager

By:	Trilogy Multifamily Income & Growth Partners, LLC,
a Delaware limited liability company, Manager

By:	TREG Manager, LLC,
a Delaware limited liability company, Manager

By:	/s/ Neil Gehani
Name:	Neil Gehani
Its:	Manager

September 27, 2024

By:	/s/ Neil Gehani
Name:	Neil Gehani
(principal executive officer)

September 27, 2024

By:	/s/ Matthew Leiter
Name:	Matthew Leiter
(principal financial officer and principal accounting officer)

September 27, 2024

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